

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 23, 2018

James W. Blake
Chief Executive Officer
HarborOne Bancorp, Inc.
770 Oak Street
Brockton, MA 02301

      Re: HarborOne Bancorp, Inc.
          Registration Statement on Form S-4
          Filed October 19, 2018
          File No. 333-227904

Dear Mr. Blake:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services

cc: William McCurdy, Esq.